

August 13, 2013

Via Email
David G. DeWalt
Chief Executive Officer
FireEye, Inc.
1440 McCarthy Blvd.
Milpitas, CA 95035

> **Re: FireEye, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 2, 2013**
> **File No. 333-190338**

Dear Mr. DeWalt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 15, 2013.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Preferred Stock Warrant Liability, page F-11

1.   We note your reference to Section 2.3 of Exhibit 10.21 in response to prior comment 6, which states that the warrant price and the number of shares issuable upon exercise of the warrant shall be subject to adjustment from time to time in "the manner set forth in the company's Certificate of Incorporation." While we note that Section 4(d) of the Certificate of Incorporation provides for an adjustment to the conversion price of the preferred stock, it remains unclear which terms specifically provide for adjustment to the warrants. Please refer us to the specific provisions of the Certificate of Incorporation that require the company to lower the exercise price of the warrants upon any down-round financing.

Note 11. Equity Award Plans, page 24

2. We note from your response to prior comment 9 that all holders will be required to remain with the company through the completion of the initial public offering and at least an additional 180 days thereafter in order to receive shares of common stock upon vesting of the restricted stock units. Please clarify whether you intend to recognize a cumulative lump sum charge for RSUs that met the service condition upon effectiveness of this offering and if so, tell us and disclose the amount you intend to record. Alternatively, tell us when you intend to record such compensation expense. Also, tell us how the requirement to remain with the company for at least 180 days following the offering will factor into the timing of your expense recognition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Adviser, at (202) 551-3453 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        Aaron J. Alter
        Wilson Sonsini Goodrich & Rosati